April 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Deana Virginio

Re:	NeuroBo Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-255418
Acceleration Request

Requested Date:	April 30, 2021
Requested Time:	4:01 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NeuroBo Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-255418) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Phillip D. Torrence, Jeff Kuras and Patrick Valenti of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Phillip D. Torrence of Honigman LLP by telephone at 269.337.7702, Jeff Kuras of Honigman LLP by telephone at 313.465.7446 or Patrick Valenti of Honigman LLP by telephone at 313.465.7985.

Sincerely,

NEUROBO PHARMACEUTICALS, INC.

By:	/s/ Richard Kang
Name: Richard Kang, Ph.D.
Title: CEO and President

cc:	Phillip D. Torrence, Honigman LLP
Jeff Kuras, Honigman LLP
Patrick Valenti, Honigman LLP